As filed with the Securities
and Exchange Commission on                                 File Nos. 333-_______
July 19, 2002                                               811-08306
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]
  Pre-Effective Amendment No.                                          [ ]
  Post-Effective Amendment No.                                         [ ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
  Amendment No. 12                                                     [X]

                        (Check appropriate box or boxes.)

     FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
     ----------------------------------------------------
     (Exact Name of Registrant)

     FIRST METLIFE INVESTORS INSURANCE COMPANY
     -----------------------------------------
     (Name of Depositor)


     One Madison Avenue, New York, NY                                10010
     ---------------------------------------------------------------------------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (212) 578-7360

Name and Address of Agent for Service
    Michael K. Farrell
    First MetLife Investors Insurance Company
    22 Corporate Plaza Drive
    Newport Beach, CA  92660

Copies to:
    W. Thomas Conner                   and     Richard C. Pearson
    Sutherland Asbill & Brennan LLP            Executive Vice President,
    1275 Pennsylvania Avenue, NW               General Counsel and Secretary
    Washington, DC 20004-2415                  First MetLife Investors Insurance
    (202) 383-0590                                               Company
                                               22 Corporate Plaza Drive
                                               Newport Beach, CA  92660

Appropriate Date of Proposed Offering: As soon as practicable after effectiveness of the Registration Statement.

Title of Securities Registered:  Individual Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until such Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.



                                EXPLANATORY NOTE

================================================================================
Different versions of the Prospectus may be created from this Registration Statement. The primary difference between the versions of the Prospectuses created from this Registration Statement is the underlying funds available. The distribution system for each version of the Prospectus is different. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.
================================================================================

                                     PART A

                          The Variable Annuity Contract

                                    issued by


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                                       AND
              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us).

The annuity contract has 68 investment choices -- a fixed account which offers an interest rate which is guaranteed by us, and 67 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

AIM VARIABLE INSURANCE FUNDS (SERIES 2):
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Growth Fund
         AIM V.I. Premier Equity Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B):
         Premier Growth Portfolio
         AllianceBernstein Real Estate Investment Portfolio
         AllianceBernstein Value Portfolio
         AllianceBernstein Small Cap Value Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:
         VP Income & Growth Fund
         VP International Fund
         VP Value Fund

DREYFUS STOCK INDEX FUND (SERVICE SHARES)

DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES):
         Dreyfus VIF - Capital Appreciation Portfolio
         Dreyfus VIF - Disciplined Stock Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2):
         VIP High Income Portfolio
         VIP Growth Portfolio
         VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST (CLASS 2):
         Franklin Small Cap Fund
         Franklin Large Cap Growth Securities Fund
         Templeton Developing Markets Securities Fund
         Templeton Foreign Securities Fund
         Mutual Shares Securities Fund

INVESCO VARIABLE INVESTMENT FUNDS, INC.:
         INVESCO VIP - Dynamics Fund

MET INVESTORS SERIES TRUST (CLASS B):
         Met/AIM Mid Cap Core Equity Portfolio
         Met/AIM Small Cap Growth Portfolio
         Janus Aggressive Growth Portfolio
         J.P. Morgan Enhanced Index Portfolio
         J.P. Morgan International Equity Portfolio
         J.P. Morgan Quality Bond Portfolio
         J.P. Morgan Select Equity Portfolio
         J.P. Morgan Small Cap Stock Portfolio
         Lord Abbett Bond Debenture Portfolio
         Lord Abbett Developing Growth Portfolio
         Lord Abbett Growth and Income Portfolio
         Lord Abbett Growth Opportunities Portfolio
         Lord Abbett Mid-Cap Value Portfolio
         MFS Research International Portfolio
         MFS Mid Cap Growth Portfolio
         Oppenheimer Capital Appreciation Portfolio
         PIMCO Innovation Portfolio
         PIMCO Total Return Portfolio
         PIMCO Money Market Portfolio
         Met/Putnam Research Portfolio
         State Street Research Concentrated International Portfolio Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS B):
         MetLife Stock Index Portfolio

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS):
         MFS Emerging Growth Series
         MFS Strategic Income Series
         MFS Investors Trust Series
         MFS High Income Series
         MFS Research Series
         MFS New Discovery Series

NEW ENGLAND ZENITH FUND:
         Capital Guardian U.S. Equity Series (Class B)
         Davis Venture Value Series (Class E)
         Harris Oakmark Focused Value Series (Class B)
         Jennison Growth Series (Class B)
         MFS Total Return Series (Class B)
         MFS Investors Trust Series (Class B)

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS):
         PIMCO High Yield Portfolio
         PIMCO Low Duration Portfolio
         PIMCO StocksPLUS Growth and Income Portfolio
         PIMCO Total Return Portfolio

PUTNAM VARIABLE TRUST (CLASS IB):
         Putnam VT Growth and Income Fund
         Putnam VT International Growth Fund
         Putnam VT International New Opportunities Fund
         Putnam VT New Value Fund
         Putnam VT Vista Fund

SCUDDER VARIABLE SERIES I (CLASS B) (FORMERLY, SCUDDER VARIABLE LIFE INVESTMENT
FUND):
         International Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the First MetLife Investors Variable Annuity Contract.

To learn more about the First MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated __________ __, 2002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 343-8496 or write to us at: P.O. Box 10366, Des Moines, Iowa 50306-0366.

The Contracts:

     o   are not bank deposits

     o   are not federally insured

     o   are not endorsed by any bank or government agency

     o   are not guaranteed and may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                ________ __, 2002

                                TABLE OF CONTENTS
                                                                            PAGE


INDEX OF SPECIAL TERMS                                                       iii

HIGHLIGHTS                                                                     1

FEE TABLE                                                                      2

EXAMPLES                                                                       7

1. THE ANNUITY CONTRACT                                                       11
         Market Timing                                                        12

2. PURCHASE                                                                   12
         Purchase Payments                                                    12
         Allocation of Purchase Payments                                      13
         Free Look                                                            13
         Accumulation Units                                                   13
         Account Value                                                        14
         Contract Exchanges                                                   14

3. INVESTMENT OPTIONS                                                         15
         Transfers                                                            19
         Dollar Cost Averaging Programs                                       21
         Three Month Market Entry Program                                     22
         Automatic Rebalancing Program                                        22
         Asset Allocation Programs                                            23
         Voting Rights                                                        23
         Substitution of Investment Options                                   24

4. EXPENSES                                                                   24
         Product Charges                                                      24
         Account Fee                                                          24
         Withdrawal Charge                                                    25
         Reduction or Elimination of the Withdrawal Charge                    26
         Premium and Other Taxes                                              26
         Transfer Fee                                                         27
         Income Taxes                                                         27
         Investment Portfolio Expenses                                        27

5. ANNUITY PAYMENTS (THE INCOME PHASE)                                        27
         Annuity Date                                                         27
         Annuity Payments                                                     27
         Annuity Options                                                      28

6. FEDERAL INCOME TAX STATUS                                                  30
         Introduction                                                         30
         Retirement Plans Offering Federal Tax Benefits                       30

         Taxation of the Company                                              31
         Tax Status of the Contract                                           31
         Taxation of Annuities                                                32
         Qualified Contracts                                                  34
            (i)  Plan Contribution Limits                                     35
                  TSA Plans                                                   35
                  IRAs, SEPs, SARSEPs and SIMPLE IRAs                         35
                  Roth IRAs                                                   36
                  Qualified Plans                                             36
            (ii)  Distributions from the Contract                             36
                  Mandatory Withholding on Certain Distributions              36
                  Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs,
                     SIMPLE IRAs, and Roth IRAs                               36
         Withholding                                                          38
         Possible Changes in Taxation                                         38
         Other Tax Consequences                                               38
         General                                                              38

7. ACCESS TO YOUR MONEY                                                       38
         Systematic Withdrawal Program                                        39
         Suspension of Payments or Transfers                                  40

8. PERFORMANCE                                                                40

9. DEATH BENEFIT                                                              41
         Upon Your Death                                                      41
         Death Benefit - Annual Step-Up                                       41
         General Death Benefit Provisions                                     42
         Death of the Annuitant                                               43
         Controlled Payout                                                    43

10. OTHER INFORMATION                                                         43
         First MetLife Investors                                              43
         The Separate Account                                                 43
         Distributor                                                          43
         Requests and Elections                                               44
         Ownership                                                            45
         Financial Statements                                                 45

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                  45

APPENDIX A                                                                    46
Participating Investment Portfolios                                           46

APPENDIX B                                                                    56
EDCA Examples with Multiple Purchase Payments                                 56

                             INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus, which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                            PAGE
                                                                            ----

Account Value
Accumulation Phase
Accumulation Unit
Annuitant
Annuity Date
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Business Day
Fixed Account
Income Phase
Investment Portfolios
Joint Owner
Owner
Purchase Payment
Separate Account

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose fixed and variable income options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same.

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolios you select for the income phase. If you choose fixed payments, the amount of each payment is the same for the income phase.

The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

FREE LOOK. You may cancel the contract within 10 days after receiving it. You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

INQUIRIES.  If you need more information, please contact us at:

                     MetLife Investors Distribution Company
                                 P.O. Box 10366
                           Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents. Contact us at www.metlifeinvestors.com for more information and to enroll.

FEE TABLE

The purpose of the Fee Table below is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios. The annual expenses of the portfolios and the examples are based on data provided by the respective underlying fund companies. We have not independently verified such data.

OWNER TRANSACTION EXPENSES

Withdrawal Charge:  (see Note 1 on page __)
     (as a percentage of purchase payments)

Number of Complete Years
from Receipt of Purchase Payment            % Charge
0                                                 7
1                                                 6
2                                                 6
3                                                 5
4                                                 4
5                                                 3
6                                                 2
7 and thereafter                                  0

Transfer Fee
         No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer. (First MetLife Investors is currently waiving the transfer fee but reserves the right to charge it in the future.)

ACCOUNT FEE (see Note 1 on page ___)
         $30 on the last day of each contract year if account value is less than $50,000.

SEPARATE ACCOUNT ANNUAL EXPENSES (referred to as Separate Account Product Charges) (as a percentage of average account value in separate account)

Mortality and Expense Charge                        1.15%
Administration Charge                                .25%
                                                 ---------

Total Separate Account Annual Expenses              1.40%

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                                                   Total Annual
                                                                                                                Portfolio Expenses
                                                          Management Fees                     Other Expenses      (after expense
                                                            (after fee         12b-1          (after expense      reimbursement
                                                            waivers for        Fees/          reimbursement      and/or fee waivers
                                                              certain          Service         for certain          for certain
                                                            Portfolios)        Fees             Portfolios)         Portfolios)
                                                            -----------        ----             -----------         -----------
AIM VARIABLE INSURANCE FUNDS (SERIES 2)
  AIM V.I. Capital Appreciation Fund                           .61%              .25%              .24%                  1.10%
  AIM V.I. International Growth Fund                           .73%              .25%              .32%                  1.30%
  AIM V.I. Premier Equity Fund                                 .60%              .25%              .25%                  1.10%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (CLASS
B)
  Premier Growth Portfolio                                     1.00%             .25%              .04%                  1.29%
  AllianceBernstein Real Estate Investment
  Portfolio(1)                                                 .59%              .25%              .36%                  1.20%
  AllianceBernstein Value Portfolio(2)                         .00%              .25%              .95%                  1.20%
  AllianceBernstein Small Cap Value Portfolio                  .00%              .25%              .95%                  1.20%

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  VP Income & Growth Fund                                      .70%               N/A              .00%                   .70%
  VP International Fund                                        1.26%              N/A              .00%                  1.26%
  VP Value Fund                                                .97%               N/A              .00%                   .97%

DREYFUS STOCK INDEX FUND (SERVICE SHARES)(3)                   .25%              .25%              .07%                   .57%

DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)
  Dreyfus VIF - Capital Appreciation Portfolio(3)              .75%              .25%              .10%                  1.10%
  Dreyfus VIF - Disciplined Stock Portfolio(3) (4)             .75%              .12%              .13%                  1.00%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE
CLASS 2)
  VIP High Income Portfolio                                    .58%              .25%              .15%                   .98%
  VIP Growth Portfolio(5)                                      .58%              .25%              .10%                   .93%
  VIP Equity-Income Portfolio(5)                               .48%              .25%              .11%                   .84%

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
TRUST, CLASS 2 SHARES(6)
  Franklin Small Cap Fund(7)                                   .45%              .25%              .31%                  1.01%
  Franklin Large Cap Growth Securities Fund(8)                 .75%              .25%              .03%                  1.03%
  Templeton Developing Markets Securities
  Fund                                                         1.25%             .25%              .32%                  1.82%
  Templeton Foreign Securities Fund(7)                         .68%              .25%              .22%                  1.15%
  Mutual Shares Securities Fund                                .60%              .25%              .19%                  1.04%

INVESCO VARIABLE INVESTMENT FUNDS, INC. (9)
  INVESCO VIF - Dynamics Fund                                  .75%               N/A              .33%                  1.08%



                                       3


                                                                                                                   Total Annual
                                                                                                                Portfolio Expenses
                                                          Management Fees                     Other Expenses      (after expense
                                                            (after fee         12b-1          (after expense      reimbursement
                                                            waivers for        Fees/          reimbursement      and/or fee waivers
                                                              certain          Service         for certain          for certain
                                                            Portfolios)        Fees             Portfolios)         Portfolios)
                                                            -----------        ----             -----------         -----------

MET INVESTORS SERIES TRUST (CLASS B) (10)
  Met/AIM Mid Cap Core Equity Portfolio                        .00%              .25%              .90%                  1.15%
  Met/AIM Small Cap Growth Portfolio                           .00%              .25%             1.05%                  1.30%
  Janus Aggressive Growth Portfolio                            .00%              .25%              .85%                  1.10%
  J.P. Morgan Enhanced Index Portfolio                         .53%              .25%              .12%                   .90%
  J.P. Morgan International Equity Portfolio                   .67%              .25%              .38%                  1.30%
  J.P. Morgan Quality Bond Portfolio                           .43%              .25%              .17%                   .85%
  J.P. Morgan Select Equity Portfolio                          .62%              .25%              .11%                   .98%
  J.P. Morgan Small Cap Stock Portfolio                        .85%              .25%              .30%                  1.40%
  Lord Abbett Bond Debenture Portfolio                         .57%              .25%              .13%                   .95%
  Lord Abbett Developing Growth Portfolio                      .51%              .25%              .44%                  1.20%
  Lord Abbett Growth and Income Portfolio                      .59%              .25%              .05%                   .89%
  Lord Abbett Growth Opportunities Portfolio                   .00%              .25%              .85%                  1.10%
  Lord Abbett Mid-Cap Value Portfolio                          .68%              .25%              .22%                  1.15%
  MFS Research International Portfolio                         .00%              .25%             1.00%                  1.25%
  MFS Mid Cap Growth Portfolio                                 .00%              .25%              .80%                  1.05%
  Oppenheimer Capital Appreciation Portfolio                   .00%              .25%              .75%                  1.00%
  PIMCO Innovation Portfolio                                   .00%              .25%             1.10%                  1.35%
  PIMCO Total Return Portfolio                                 .00%              .25%              .65%                   .90%
  PIMCO Money Market Portfolio                                 .00%              .25%              .50%                   .75%
  Met/Putnam Research Portfolio                                .00%              .25%              .85%                  1.10%
  State Street Research Concentrated
  International Portfolio                                      .00%              .25%             1.10%                  1.35%
  Third Avenue Small Cap Value Portfolio                       .00%              .25%              .95%                  1.20%

METROPOLITAN SERIES FUND, INC. (CLASS B)
  MetLife Stock Index Portfolio                                .25%              .25%              .06%                   .56%

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS) (11)
(12)
  MFS Emerging Growth Series                                   .75%              .25%              .12%                  1.12%
  MFS Strategic Income Series(13)                              .75%              .25%              .17%                  1.17%
  MFS Investors Trust Series                                   .75%              .25%              .15%                  1.15%
  MFS High Income Series(13)                                   .75%              .25%              .16%                  1.16%
  MFS Research Series                                          .75%              .25%              .15%                  1.15%
  MFS New Discovery Series(13)                                 .90%              .25%              .16%                  1.31%

NEW ENGLAND ZENITH FUND
  Capital Guardian U.S. Equity Series                            .
  (Class B)                                                     67%              .25%              .09%                  1.01%
  Davis Venture Value Series (Class E)                         .75%              .15%              .08%                   .98%
  Harris Oakmark Focused Value Series
  (Class B)                                                    .75%              .25%              .12%                  1.12%
  Jennison Growth Series (Class B)                             .67%              .25%              .09%                  1.01%
  MFS Investors Trust Series (Class B) (14)                    .75%              .25%              .15%                  1.15%
  MFS Total Return Series (Class B)                            .50%              .25%              .13%                   .88%


                                       4


                                                                                                                   Total Annual
                                                                                                                Portfolio Expenses
                                                          Management Fees                     Other Expenses      (after expense
                                                            (after fee         12b-1          (after expense      reimbursement
                                                            waivers for        Fees/          reimbursement      and/or fee waivers
                                                              certain          Service         for certain          for certain
                                                            Portfolios)        Fees             Portfolios)         Portfolios)
                                                            -----------        ----             -----------         -----------

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE
CLASS) (15)
  PIMCO High Yield Portfolio                                   .25%              .15%              .34%                   .75%
  PIMCO Low Duration Portfolio                                 .25%              .15%              .24%                   .69%
  PIMCO StocksPLUS Growth and Income
  Portfolio                                                    .40%              .15%              .10%                   .65%
  PIMCO Total Return Portfolio                                 .25%              .15%              .25%                   .65%

PUTNAM VARIABLE TRUST (CLASS IB)
  Putnam VT Growth and Income Fund                             .46%              .25%              .05%                   .76%
                                                                                 (16)
  Putnam VT International Growth Fund                          .76%              .25%              .10%                  1.19%
                                                                                 (16)
  Putnam VT International New Opportunities
  Fund                                                         1.00%             .25%              .24%                  1.49%
                                                                                 (16)
  Putnam VT New Value Fund                                     .70%              .25%              .09%                  1.04%
                                                                                 (16)
  Putnam VT Vista Fund                                         .61%              .25%              .06%                   .92%
                                                                                 (16)
SCUDDER VARIABLE SERIES I (CLASS B) (FORMERLY,
SCUDDER VARIABLE LIFE INVESTMENT FUND)
  International Portfolio                                      .84%              .25%              .16%                  1.25%

(1) The percentage expenses shown with respect to the AllianceBernstein Real Estate Investment Portfolio (Class B) are net of contractual fee waivers. Expenses have been capped at 1.20% annually. This waiver extends through the Fund's current fiscal year and may be extended by Alliance for additional one year terms. The expenses for the AllianceBernstein Real Estate Investment Portfolio, before reimbursement, are .90% for management fees, .25% for 12b-1 fees and .69% for other expenses for a total of 1.84%.

(2) The percentage expenses shown with respect to the AllianceBernstein Value Portfolio and the AllianceBernstein Small Cap Value Portfolio are net of contractual fee waivers. Expenses have been capped at 1.20% annually for each of these Portfolios. This waiver extends through the Fund's current fiscal year and may be extended by Alliance for additional one year terms. The expenses for the AllianceBernstein Value Portfolio, before reimbursement, are .75% for management fees, .25% for 12b-1 fees and 1.47% for other expenses for a total of 2.47%. The expenses for the AllianceBernstein Small Cap Value Portfolio, before reimbursement, are 1.00% for management fees, .25% for 12b-1 fees and 1.92% for other expenses for a total of 3.17%.

(3) The figures set forth in the above Expense Table are for the fiscal year ended December 31, 2001. Current or future expenses may be greater or less than those presented. (See the Fund prospectus for details.)

(4) The Dreyfus Corporation has agreed, until December 31, 2002, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of the Service Class Shares (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.00%. The expense information in the table has been restated to reflect the reimbursement and/or waiver for the fiscal year ending December 31, 2001. Without such waivers or reimbursements, the management fee, 12b-1 Fee, other expenses and total portfolio annual expenses for the Service Class Shares would be, as a percentage of assets: .75%, .25%, .13% and 1.13% respectively.

(5) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. (See the Fund prospectus for details.)

(6) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7) The manager of the Franklin Small Cap Fund and the Templeton Foreign Securities Fund has agreed in advance to make estimated reductions in its management fee by .08% and .01%, respectively, to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without such reduction, total annual fund operating expenses are estimated to be 1.09% and 1.16%, respectively.

(8)  The Fund's administration fee is paid directly through the management fee.

(9) Certain expenses of the VIF-Dynamics Fund were absorbed voluntarily by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Fund's board of directors. After the absorption, but excluding any separate offset arrangements, the Fund's other expenses and Total Annual Fund operating expenses for the year ended December 31, 2001, were the same as shown in the table above.

(10) Met Investors Advisory Corp. (now Met Investors Advisory, LLC) ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least through April 30, 2003, the total of management fees and other expenses (excluding any 12b-1 fees) of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages: .90% for the Met/AIM Mid Cap Core Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio; .85% for the Janus Aggressive Growth Portfolio; .65% for the J.P. Morgan Enhanced Index Portfolio; 1.05% for the J.P. Morgan International Equity Portfolio; .60% for the J.P. Morgan Quality Bond Portfolio; .70% for the Lord Abbett Bond Debenture Portfolio; .95% for the Lord Abbett Developing Growth Portfolio; .65% for the Lord Abbett Growth and Income Portfolio; .85% for the Lord Abbett Growth Opportunities Portfolio; .90% for the Lord Abbett Mid Cap Value Portfolio; 1.00% for the MFS Research International Portfolio; .80% for the MFS Mid Cap Growth Portfolio; .75% for the Oppenheimer Capital Appreciation Portfolio; 1.10% for the PIMCO Innovation Portfolio; .65% for the PIMCO Total Return Portfolio; .50% for the PIMCO Money Market Portfolio; ..85% for the Met/Putnam Research Portfolio; 1.10% for the State Street Research Concentrated International Portfolio; and .95% for the Third Avenue Small Cap Value Portfolio.

Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager. Absent these expense reimbursement arrangements (and including 12b-1 fees), the total annualized percentage portfolio expenses for the year ending December 31, 2001, were: 7.18% for the Met/AIM Mid Cap Core Equity Portfolio; 5.22% for the Met/AIM Small Cap Growth Portfolio; 4.03% for the Janus Aggressive Growth Portfolio; .93% for the J.P. Morgan Enhanced Index Portfolio; 1.41% for the J.P. Morgan International Equity Portfolio; .95% for the J.P. Morgan Quality Bond Portfolio; .98% for the Lord Abbett Bond Debenture Portfolio; 1.44% for the Lord Abbett Developing Growth Portfolio; 5.44% for the Lord Abbett Growth Opportunities Portfolio; 1.17% for the Lord Abbett Mid Cap Value Portfolio; 5.33% for the MFS Research International Portfolio; 2.60% for the MFS Mid Cap Growth Portfolio; 3.21% for the Oppenheimer Capital Appreciation Portfolio; 4.21% for the PIMCO Innovation Portfolio; 1.40% for the PIMCO Total Return Portfolio; 2.42% for the PIMCO Money Market Portfolio; 1.94% for the Met/Putnam Research Portfolio; 5.69% for the State Street Research Concentrated International Portfolio; and 1.95% for the Third Avenue Small Cap Value Portfolio. Third Avenue Small Cap Value Portfolio has not commenced operations and portfolio expenses are estimated for the year ended December 31, 2002.

(11) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursement agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown in the table above under "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(12) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(13) MFS has contractually agreed, subject to reimbursement by the series, to bear the series' "Other Expenses" (after taking into account the expense offset arrangement described in footnote 11) do not exceed .15% annually. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series. Absent the expense reimbursement, the Total Annual Portfolio Expenses for the year ended December 31, 2001, would have been 1.37% for the MFS Strategic Income Series, 1.26% with respect to the MFS High Income Series and 1.34% with respect to the MFS New Discovery Series.

(14) Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, has voluntarily agreed to waive its fees or reimburse the total operating expenses (excluding brokerage costs, interest, taxes or extraordinary expenses) of the Class B shares to the extent such expenses exceed 1.15% of Class B's average net assets, subject to recapture within two fiscal years. Class B shares have not previously been issued. Without this expense arrangement, based on Class E expenses for the year ended December 31, 2001, the total expenses of Class B are estimated to have been 1.62%. This arrangement can be discontinued by Met Investors Advisory, at any time.

(15) PIMCO has contractually agreed to reduce total annual Portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, .75%, .65%, ..65% and .65% of the High Yield, Low Duration, StocksPLUS Growth and Income and Total Return Portfolios, respectively, of average daily net assets. Without such reductions, the Total Annual Portfolio Expenses would have been: .76% for the High Yield Portfolio; .70% for the Low Duration Portfolio; .67% for the StocksPLUS Growth and Income Portfolio; and .66% for the Total Return Portfolio.

(16) Restated to reflect an increase in 12b-1 fees effective April 30, 2001. Actual 12b-1 fees during the most recent fiscal year were .22% of average net assets.

EXPLANATION OF FEE TABLE

1. If you make a partial or full withdrawal from your contract during the accumulation phase, and the amount you withdraw is determined to include the withdrawal of prior purchase payments, a withdrawal charge is assessed as a percentage of those purchase payment(s). Amounts will be withdrawn from your contract in the following order: (1) earnings in your contract; then (2) the "free withdrawal amount;" then (3) purchase payments not previously withdrawn, in the order such purchase payments were made. There is no free withdrawal amount during the first contract year. Each contract year after the first, the free withdrawal amount is 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Any unused free withdrawal amount in one contract year does not carry over to the next contract year. During the accumulation phase, we will not charge the account fee if the value of your contract is $50,000 or more on the last day of the contract year, although, if you make a complete withdrawal, we will charge the account fee.

2. Premium or other taxes are not reflected. Any taxes paid by us to any government entity relating to the contract will be deducted on or after the date it is incurred.

EXAMPLES

o The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

o    For purposes of the examples, the assumed average contract size is $30,000.

o The examples assume that applicable fee waivers and/or reimbursements for the portfolios will continue for the periods shown.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets: (a) if you surrender the contract at the end of each time period; (b) if you do not surrender the contract or if you apply the account value to an annuity option.

                                                                                       TIME PERIODS
                                                                              1 YEAR                 3 YEARS
                                                                              ------                 -------
     AIM VARIABLE INSURANCE FUNDS (SERIES 2)
       AIM V.I. Capital Appreciation Fund                         (a)            $96.30  (a)            $134.66
                                                                  (b)             26.30  (b)              80.66
       AIM V.I. International Growth Fund                         (a)             98.30  (a)             140.62
                                                                  (b)             28.30  (b)              86.62
       AIM V.I. Premier Equity Fund                               (a)             96.30  (a)             134.66
                                                                  (b)             26.30  (b)              80.66

     ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)
       Premier Growth Portfolio                                   (a)             98.20  (a)             140.32
                                                                  (b)             28.20  (b)              86.32
       AllianceBernstein Real Estate Investment Portfolio         (a)             97.30  (a)             137.65
                                                                  (b)             27.30  (b)              83.65
       AllianceBernstein Value Portfolio                          (a)             97.30  (a)             137.65
                                                                  (b)             27.30  (b)              83.65
       AllianceBernstein Small Cap Value Portfolio                (a)             97.30  (a)             137.65
                                                                  (b)             27.30  (b)              83.65

     AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
       VP Income & Growth Fund                                    (a)             92.29  (a)             122.63
                                                                  (b)             22.29  (b)              68.63
       VP International Fund                                      (a)             97.90  (a)             139.43
                                                                  (b)             27.90  (b)              85.43
       VP Value Fund                                              (a)             95.00  (a)             130.77
                                                                  (b)             25.00  (b)              76.77

     DREYFUS STOCK INDEX FUND (SERVICE SHARES)                    (a)             90.99  (a)             118.69
                                                                  (b)             20.99  (b)              64.69

     DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)
       Dreyfus VIF - Capital Appreciation Portfolio               (a)             96.30  (a)             134.66
                                                                  (b)             26.30  (b)              80.66
       Dreyfus VIP - Disciplined Stock Portfolio                  (a)             95.30  (a)             131.67
                                                                  (b)             25.30  (b)              77.67

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
       VIP High Income Portfolio                                  (a)             95.10  (a)             131.07
                                                                  (b)             25.10  (b)              77.07
       VIP Growth Portfolio                                       (a)             94.55  (a)             129.42
                                                                  (b)             24.55  (b)              75.42
       VIP Equity-Income Portfolio                                (a)             93.70  (a)             126.86
                                                                  (b)             23.70  (b)              72.86


                                       8


                                                                                       TIME PERIODS
                                                                              1 YEAR                 3 YEARS
                                                                              ------                 -------

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
     (CLASS 2)
       Franklin Small Cap Fund                                    (a)             95.40  (a)             131.97
                                                                  (b)             25.40  (b)              77.97

       Franklin Large Cap Growth Securities Fund                  (a)             95.60  (a)             132.57
                                                                  (b)             25.60  (b)              78.57
       Templeton Developing Markets Securities Fund               (a)            103.47  (a)             155.94
                                                                  (b)             33.47  (b)             101.94
       Templeton Foreign Securities Fund                          (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16
       Mutual Shares Securities Fund                              (a)             95.70  (a)             132.87
                                                                  (b)             25.70  (b)              78.87

     INVESCO VARIABLE INVESTMENT FUNDS, INC.
       INVESCO VIP - Dynamic Fund                                 (a)             96.10  (a)             134.06
                                                                  (b)             26.10  (b)              80.06

     MET INVESTORS SERIES TRUST (CLASS B)
       Met/AIM Mid Cap Core Equity Portfolio                      (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16
       Met/AIM Small Cap Growth Portfolio                         (a)             98.30  (a)             140.62
                                                                  (b)             28.30  (b)              86.62
       Janus Aggressive Growth Portfolio                          (a)             96.30  (a)             134.66
                                                                  (b)             26.30  (b)              80.66
       J.P. Morgan Enhanced Index Portfolio                       (a)             94.30  (a)             138.67
                                                                  (b)             24.30  (b)              74.67
       J.P. Morgan International Equity Portfolio                 (a)             98.30  (a)             140.62
                                                                  (b)             28.30  (b)              86.62
       J.P. Morgan Quality Bond Portfolio                         (a)             93.80  (a)             127.16
                                                                  (b)             23.80  (b)              73.16
       J.P. Morgan Select Equity Portfolio                        (a)             95.10  (a)             131.07
                                                                  (b)             25.10  (b)              77.07
       J.P. Morgan Small Cap Stock Portfolio                      (a)             99.29  (a)             143.59
                                                                  (b)             29.29  (b)              89.59
       Lord Abbett Bond Debenture Portfolio                       (a)             94.80  (a)             130.17
                                                                  (b)             24.80  (b)              76.17
       Lord Abbett Developing Growth Portfolio                    (a)             97.30  (a)             137.65
                                                                  (b)             27.30  (b)              83.65
       Lord Abbett Growth and Income Portfolio                    (a)             94.20  (a)             128.37
                                                                  (b)             24.20  (b)              74.37
       Lord Abbett Growth Opportunities Portfolio                 (a)             96.30  (a)             134.66
                                                                  (b)             26.30  (b)              80.66
       Lord Abbett Mid-Cap Value Portfolio                        (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16
       MFS Research International Portfolio                       (a)             97.80  (a)             139.14
                                                                  (b)             27.80  (b)              85.14
       MFS Mid Cap Growth Portfolio                               (a)             95.80  (a)             133.17
                                                                  (b)             25.80  (b)              79.17
       Oppenheimer Capital Appreciation Portfolio                 (a)             95.30  (a)             131.67
                                                                  (b)             25.30  (b)              77.67
       PIMCO Innovation Portfolio                                 (a)             98.79  (a)             142.11
                                                                  (b)             28.79  (b)              88.11
       PIMCO Total Return Portfolio                               (a)             94.30  (a)             128.67
                                                                  (b)             24.30  (b)              74.67


                                       9


                                                                                       TIME PERIODS
                                                                              1 YEAR                 3 YEARS
                                                                              ------                 -------

       PIMCO Money Market Portfolio                               (a)             92.80  (a)             124.15
                                                                  (b)             22.80  (b)              70.15
       Met/Putnam Research Portfolio                              (a)             96.30  (a)             134.66

                                                                  (b)             26.30  (b)              80.66
       State Street Research Concentrated International
       Portfolio                                                  (a)             98.79  (a)             142.11
                                                                  (b)             28.79  (b)              88.11
       Third Avenue Small Cap Value Portfolio                     (a)             97.30  (a)             137.65
                                                                  (b)             27.30  (b)              83.65

     METROPOLITAN SERIES FUND, INC. (CLASS B)
       MetLife Stock Index Portfolio                              (a)             90.89  (a)             118.39
                                                                  (b)             20.89  (b)              64.39

     MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
       MFS Emerging Growth Series                                 (a)             96.50  (a)             135.26
                                                                  (b)             26.50  (b)              81.26
       MFS Strategic Income Series                                (a)             97.00  (a)             136.75
                                                                  (b)             27.00  (b)              82.75
       MFS Investors Trust Series                                 (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16
       MFS High Income Series                                     (a)             96.90  (a)             136.45
                                                                  (b)             26.90  (b)              82.45
       MFS Research Series                                        (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16
       MFS New Discovery Series                                   (a)             98.40  (a)             140.92
                                                                  (b)             28.40  (b)              86.92

     NEW ENGLAND ZENITH FUND
       Capital Guardian U.S. Equity Series (Class B)              (a)             95.40  (a)             131.97
                                                                  (b)             25.40  (b)              77.97
       Davis Venture Value Series (Class E)                       (a)             95.10  (a)             131.07
                                                                  (b)             25.10  (b)              77.07
       Harris Oakmark Focused Value Series (Class B)              (a)             96.50  (a)             135.26
                                                                  (b)             26.50  (b)              81.26
       Jennison Growth Series (Class B)                           (a)             95.40  (a)             131.97
                                                                  (b)             25.40  (b)              77.97
       MFS Total Return Series (Class B)                          (a)             94.10  (a)             128.07
                                                                  (b)             24.10  (b)              74.07
       MFS Investors Trust Series (Class B)                       (a)             96.80  (a)             136.16
                                                                  (b)             26.80  (b)              82.16

     PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)
       PIMCO High Yield Portfolio                                 (a)             92.80  (a)             124.15
                                                                  (b)             22.80  (b)              70.15
       PIMCO Low Duration Portfolio                               (a)             91.69  (a)             120.82
                                                                  (b)             21.69  (b)              66.82
       PIMCO StocksPLUS Growth and Income Portfolio               (a)             91.79  (a)             120.82
                                                                  (b)             21.79  (b)              66.82
       PIMCO Total Return Portfolio                               (a)             91.79  (a)             121.12
                                                                  (b)             21.79  (b)              67.12


                                       10


                                                                                       TIME PERIODS
                                                                              1 YEAR                 3 YEARS
                                                                              ------                 -------

     PUTNAM VARIABLE TRUST (CLASS IB)
       Putnam VT Growth and Income Fund                           (a)             92.90  (a)             124.45
                                                                  (b)             22.90  (b)              70.45

       Putnam VT International Growth Fund                        (a)             97.20  (a)             137.35
                                                                  (b)             27.20  (b)              83.35
       Putnam VT International New Opportunities Fun              (a)            100.19  (a)             146.25
                                                                  (b)             30.19  (b)              92.25
       Putnam VT New Value Fund                                   (a)             95.70  (a)             132.87
                                                                  (b)             25.70  (b)              78.87
       Putnam VT Vista Fund                                       (a)             94.50  (a)             129.27
                                                                  (b)             14.50  (b)              85.27

     SCUDDER VARIABLE SERIES I (CLASS B), (FORMERLY,
     SCUDDER VARIABLE LIFE INVESTMENT FUND)
       International Portfolio                                    (a)             97.80  (a)             139.14
                                                                  (b)             27.80  (b)              85.14

1.  THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets. If you select the fixed account, your money will be placed with our other general account assets. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from the Separate Account to the fixed account. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We have described more information on this under "Other Information."

MARKET TIMING

The contracts and the underlying investment portfolios are not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolios. These kinds of strategies and transfer activities are disruptive to the underlying investment portfolios in which the Separate Account invests. If we determine that the exercise of the transfer right by you among the investment portfolios is or would be disruptive to the underlying portfolios or may disadvantage other owners, we may, in accordance with the terms of the contracts, impose restrictions on the allocation of purchase payments or transfers of account value. (See "Purchase - Allocation of Purchase Payments" and "Investment Options - Transfers.")

2.  PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. We reserve the right to reject any purchase payment. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified), unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

We may terminate your contract by paying you the account value in one sum, if before the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the account value on or after the end of such two year period is less than $2,000.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o    a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing or by calling us. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an ANNUITY UNIT.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

         (1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

         (2) multiplying it by one minus the Separate Account product charges for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios and the fixed account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

CONTRACT EXCHANGES

From time to time, we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, you should consult your tax adviser.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest.

3.  INVESTMENT OPTIONS

The contract offers 67 INVESTMENT PORTFOLIOS which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: FIRST METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE PORTFOLIO PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A WHICH CONTAINS A SUMMARY OF INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.)

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment portfolio with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

An investment adviser of an investment portfolio or affiliates of the adviser may compensate First MetLife Investors and/or certain of its affiliates for administrative, distribution, or other services relating to the investment portfolios. We (or our affiliates) may also be compensated with 12b-1 fees from investment portfolios. This compensation is based on assets of the investment portfolio attributable to the contracts and certain other variable insurance products that we and our affiliates issue. Some investment portfolios or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant.

AIM VARIABLE INSURANCE FUNDS (SERIES 2)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     o    AIM V.I. Capital Appreciation Fund
     o    AIM V.I. International Growth Fund
     o    AIM V.I. Premier Equity Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. is a registered open-end management investment company with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     o    Premier Growth Portfolio (Class B)
     o    AllianceBernstein Real Estate Investment Portfolio (Class B)
     o    AllianceBernstein Value Portfolio (Class B)
     o    AllianceBernstein Small Cap Value Portfolio (Class B)

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a registered open-end management investment company with multiple portfolios. American Century Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     o    VP Income & Growth Fund
     o    VP International Fund
     o    VP Value Fund

DREYFUS STOCK INDEX FUND (SERVICE SHARES)

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)

Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. Fayez Sarofim & Co. serves as sub-investment adviser for the Appreciation Portfolio, and provides day-to-day management. The following portfolios are available under the contract:

     o    Dreyfus VIF - Capital Appreciation Portfolio
     o    Dreyfus VIF - Disciplined Stock Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2 SHARES)

Fidelity Variable Insurance Products Fund is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. Beginning January 1, 2001, FMR Co., Inc. became the subadviser for the fund. The following Service Class 2 portfolios are available under the contract:

     o    VIP High Income Portfolio
     o    VIP Growth Portfolio
     o    VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 24 separate series (the Fund or Funds). Each fund has two classes of shares: Class 1 and Class 2. The portfolios available in connection with your contract are Class 2 shares. Franklin Advisers, Inc. is the investment adviser for the Franklin Small Cap Fund and the Franklin Large Cap Growth Securities Fund; Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund; Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund; and Franklin Mutual Advisers, LLC is the investment adviser for the Mutual Shares Securities Fund. The following portfolios are available under the contract:

     o    Franklin Small Cap Fund
     o    Franklin Large Cap Growth Securities Fund
     o    Templeton Developing Markets Securities Fund
     o    Templeton Foreign Securities Fund
     o    Mutual Shares Securities Fund

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESVO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following portfolios are available under the contract:

     o    INVESCO VIF - Dynamics Fund

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of First MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class B portfolios are available under the contract:

     o    Met/AIM Mid Cap Core Equity Portfolio
     o    Met/AIM Small Cap Growth Portfolio
     o    Janus Aggressive Growth Portfolio
     o    J.P. Morgan Enhanced Index Portfolio
     o    J.P. Morgan International Equity Portfolio
     o    J.P. Morgan Quality Bond Portfolio
     o    J.P. Morgan Select Equity Portfolio
     o    J.P. Morgan Small Cap Stock Portfolio
     o    Lord Abbett Bond Debenture Portfolio
     o    Lord Abbett Developing Growth Portfolio
     o    Lord Abbett Growth and Income Portfolio
     o    Lord Abbett Growth Opportunities Portfolio
     o    Lord Abbett Mid-Cap Value Portfolio
     o    MFS Research International Portfolio
     o    MFS Mid Cap Growth Portfolio
     o    Oppenheimer Capital Appreciation Portfolio
     o    PIMCO Innovation Portfolio
     o    PIMCO Total Return Portfolio
     o    PIMCO Money Market Portfolio
     o    Met/Putnam Research Portfolio
     o    State Street Research Concentrated International Portfolio
     o    Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following Class B portfolio is available under the contract:

     o    MetLife Stock Index Portfolio

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)

MFS Variable Insurance Trust is a trust with multiple portfolios. Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

     o    MFS Emerging Growth Series
     o    MFS Investors Trust Series
     o    MFS High Income Series
     o    MFS Research Series
     o    MFS New Discovery Series
     o    MFS Strategic Income Series

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment adviser. MetLife Advisers has hired subadvisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

     o    Capital Guardian U.S. Equity Series (Class B)
     o    Davis Venture Value Series (Class E)
     o    Harris Oakmark Focused Value Series (Class B)
     o    Jennison Growth Series (Class B)
     o    MFS Investors Trust Series (Class B)
     o    MFS Total Return Series (Class B)

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PLIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The Administrative Class of the following portfolios is available under the contract:

     o    PIMCO High Yield Portfolio
     o    PIMCO Low Duration Portfolio
     o    PIMCO StocksPLUS Growth and Income Portfolio
     o    PIMCO Total Return Portfolio

PUTNAM VARIABLE TRUST (CLASS B)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:

     o    Putnam VT Growth and Income Fund - Class IB Shares
     o    Putnam VT International Growth Fund - Class IB Shares
     o    Putnam VT International New Opportunities Fund - Class IB Shares
     o    Putnam VT New Value Fund - Class IB Shares
     o    Putnam VT Vista Fund - Class IB Shares

SCUDDER VARIABLE SERIES I (CLASS B) (FORMERLY, SCUDDER VARIABLE LIFE INVESTMENT
FUND)

Scudder Variable Series I is a mutual fund with multiple portfolios. Deutsche Investments Management Americas, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:

     o    International Portfolio

TRANSFERS

You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers during the accumulation phase but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "The Annuity Contract - Market Timing.") We are not currently charging a transfer fee but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. The following apply to any transfer:

     o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

     o Your request for transfer must clearly state how much the transfer is for.

     o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

     o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.

     o During the accumulation phase, your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the investment portfolio is, or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other owners. We will notify you in advance of any restrictions on transfers by written notice. A limitation or modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:

          o    The requirement of a minimum time period between each transfer;

          o Not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner;

          o Limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time;

          o Requiring that a written transfer request be provided to us, signed by an owner.

     o During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

     o For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any of the following conditions exist:

          o The credited interest rate is equal to the guaranteed minimum rate;

          o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

          o A transfer was made out of the fixed account within the previous 180 days.

     o During the income phase, you cannot make transfers from the fixed account to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to the fixed account and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone or other means acceptable to us. To elect this option, you must first provide us with a notice in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information Requests -- and Elections.") All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of a day when we receive a notice containing all the required information necessary to process the request.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry, Automatic Rebalancing and Asset Allocation Programs.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.        STANDARD DOLLAR COST AVERAGING (DCA)

          This program is for new purchase payments only and allows you to systematically transfer a set amount each month from the fixed account or from the money market investment portfolio to any of the other investment portfolio(s). These transfers are made on a date you select or, if you do not select a date, on the date that purchase payments are allocated to the dollar cost averaging program. You can terminate the program at any time, at which point transfers under the program will stop.

2.        ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)

          The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any investment portfolio(s). The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

          You can make subsequent purchase payments while you have an active EDCA account in effect. Subsequent purchase payments may be allocated by you to your existing EDCA account. When this happens we create "buckets" within your EDCA account.

     o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

     o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

     o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in-first out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix B for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the program, all money remaining in your EDCA account will be transferred to the Money Market Portfolio, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. If a Dollar Cost Averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current EDCA or DCA allocations. If you are not participating in a Dollar Cost Averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

         Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the J.P. Morgan Quality Bond Portfolio and 60% to be in the J.P. Morgan Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the J.P. Morgan Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the J.P. Morgan Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the J.P. Morgan Select Equity Portfolio to increase those holdings to 60%.

ASSET ALLOCATION PROGRAMS

We currently make available an asset allocation program called the Asset Allocation Solution. Asset allocation is the process of investing in different asset classes - such as equity funds, fixed income funds and money market funds
- depending on your personal investing goals, tolerance for risk and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk of volatility of investing, although there is no guarantee, and asset allocation does not insure a profit or protect against loss in a declining market. The Asset Allocation Solution program is fully described in a brochure, and this brochure and the terms of the program should be reviewed with your account representative or other financial adviser.

If you elect to participate in the program, you must select one of five asset allocation strategies, each of which represents a diversified allocation of your account value allocated to the Separate Account among investment portfolios with a different level of risk. The strategies are: defensive allocation; moderate allocation; balanced allocation; growth allocation and aggressive allocation. Upon selection of a strategy, we will allocate all purchase payments in accordance with the percentage allocations provided for in such strategy. Each strategy will be updated periodically (at least annually) in light of changing circumstances and risks of the portfolios. By electing to participate in the program, you authorize us to automatically reallocate your account value allocated to the Separate Account to reflect the updated strategy.

Your participation in the Program is subject to the program's terms and conditions, and you may terminate your participation or change strategies at any time upon notice to us. We reserve the right to modify or terminate the program.

RECOGNIZED PROGRAMS. We also recognize the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment portfolios available under the contract. Certain providers of these types of services have agreed to provide such services to owners in accordance with our administrative rules regarding such programs. We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative system and rules. Recognized asset allocation programs are only available during the accumulation phase. Currently, we do not charge for participating in a recognized asset allocation program.

If you participate in a recognized asset allocation program, the transfers made under the program are not taken into account in determining any maximum number of transfers or transfer fees, excluding limits on market timing (See "The Annuity Contract - Market Timing").

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT PORTFOLIOS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of the future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.

4.  EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge and the administration charge). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.15% of the average daily net asset value of each investment portfolio. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to .25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the date when your contract was issued), we will deduct $30 from your contract as an account fee if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted prorata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A prorata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

          1. Earnings in your contract (earnings are equal to account value, less purchase payments not previously withdrawn); then

          2.   The free withdrawal amount described below; then

          3. Purchase payments not previously withdrawn, in the order such purchase payments were made; the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

                                                     Withdrawal Charge (% of
                Number of Complete Years                Purchase Payment)
                from Receipt of Purchase Payment
                0                                               7
                1                                               6
                2                                               6
                3                                               5
                4                                               4
                5                                               3
                6                                               2
                7 and thereafter                                0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal chare is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract.

NOTE:  For tax purposes, earnings are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you, or your joint owner, becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement an the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues to contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the anniversary date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you, or your joint owner, are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional purchase payments once this waiver is used.

Additional conditions and requirements apply to the Nursing Home/Hospital Confinement and Terminal Illness riders. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on purchase payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for transfers greater than 12 in any year. We are currently waiving the transfer fee but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

5.  ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Unless you choose an annuity date, it will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

o    fixed account,

o    the available investment portfolio(s), or

o    a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

          (1) the value of your contract in the investment portfolio(s) on the annuity date,

          (2) the assumed investment rate (AIR) (you select) used in the annuity table for the contract, and

          (3)  the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the assumed investment rate
(AIR), which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your annuity payments will decrease.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial annuity payment, but subsequent annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial payment than a lower assumed interest rate, but later payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from an investment portfolio to the fixed account, this may result in a reduction in the amount of variable annuity payments.

If you choose to have any portion of your annuity payments come from the fixed account, the dollar amount of each payment will be the same.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. However, if, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. Payments under a fixed annuity are made from our general account.

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. See "Federal Income Tax Status - Qualified Plans." We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as the beneficiary of a deceased person's IRA, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law (See "Federal Income Tax Status - Qualified Plans)." Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

6.  FEDERAL INCOME TAX STATUS

INTRODUCTION

The following discussion is a general discussion of Federal income tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they currently are interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with certain plans entitled to special income tax treatment ("Qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this prospectus, qualified contracts are contracts that fund Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs, SIMPLE IRAs and Roth IRAs, as described below. The following discussion assumes that a qualified contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1.       Plans qualified under Section 401(a) of the Code ("Qualified Plans");

2. Annuity purchase plans adopted by public schools and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA; and

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans and salary reduction simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"), Simple Retirement Accounts under
         Section 408(p) of the Code ("SIMPLE IRAs") and Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). SARSEPs are only allowed if the Plan was established prior to January 1, 1997.

You should consult a qualified tax or other advisor as to the suitability of a contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In particular, the contract is not intended for use with TSA Plans where periodic payments (other than rollover amounts) are made or that are subject to ERISA. We will not provide all the administrative support appropriate for such plans. Accordingly, the contract should NOT be purchased for use with such plans.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under "Federal Income Tax Status--Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain IRAs and Roth IRAs, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain contract provisions described in this prospectus. Refer to the contracts and any endorsements for more complete information.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from us, and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains arising from the operation of the Separate Account are automatically applied to increase reserves under the contracts. Under existing Federal income tax law, we believe that the Separate Account's investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts. Accordingly, we do not anticipate that it will incur any Federal income tax liability attributable to the Separate Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the Federal tax laws or interpretations thereof result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all contracts) in order to set aside amounts to pay such taxes.

TAX STATUS OF THE CONTRACT

We believe that the contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in a contract's account value will not be taxable until amounts are received from the contract, either in the form of annuity payments or in some other form. In order to be subject to annuity contract treatment for tax purposes, the contract must meet the following Code requirements:

DIVERSIFICATION. Section 817(h) of the Code requires that with respect to non-qualified contracts, the investments of the investment options must be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under Federal tax law. The Separate Account, through the investment options, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the investment option's assets may be invested.

OWNER CONTROL. In some circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the owner's gross income. The IRS has stated in published rulings that an owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, an owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires non-qualified contracts to provide that (a) if any owner dies on or after the annuity date, but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any Owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The "designated beneficiary" refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of a deceased owner, the contract may be continued with the surviving spouse as the new owner.

The non-qualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions when they are issued and modify the contracts in question if necessary to assure that they comply with the requirements of Code Section 72(s). Other rules may apply to qualified contracts.

The following discussion is based on the assumption that the contract qualifies as an annuity contract for Federal income tax purposes.

TAXATION OF ANNUITIES

IN GENERAL. Section 72 of the Code governs taxation of annuities in general. We believe that an owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value (e.g., withdrawals or annuity payments under the annuity option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The owner of a non-qualified contract who is not a natural person generally must include in income any increase in the excess of the account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and prospective owners that are not natural persons may wish to discuss these with a competent tax adviser.

The following discussion generally applies to a contract owned by a natural person.

INVESTMENT IN THE CONTRACT. The "investment in the contract" generally equals the amount of any nondeductible purchase payments paid by or on behalf of any individual. For a contract issued in connection with a qualified plan, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a qualified contract.

WITHDRAWALS. In the case of a withdrawal under a qualified contract, including Systematic Withdrawals, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan.

With respect to non-qualified contracts, partial withdrawals, including Systematic Withdrawals, are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the "investment in the contract" at that time. Full withdrawals are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

ANNUITY PAYMENTS. Although the tax consequences may vary depending on the annuity payment elected under the contract, in general, only the portion of the annuity payment that represents the amount by which the account value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is taxable. If annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

PENALTY TAX. In the case of a distribution pursuant to a non-qualified contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2; (2) made as a result of death or disability of an owner; or (3) received as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and a "designated beneficiary." Other tax penalties may apply to certain distributions from a qualified contract. If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (3) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (3) above, plus interest for the deferred period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the contract because of the death of an owner (or annuitant if the owner is not an individual). Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or (3) if distributed in a manner similar to required minimum distributions from qualified contracts, they would generally be taxed in the same manner as partial withdrawals, as described above. For these purposes, the investment in the contract is not affected by the owner's (or annuitant's) death. That is, the investment in the contract remains the amount of any purchase payments paid which were not excluded from gross income.

TRANSFERS, ASSIGNMENTS, EXCHANGES AND MATURITY DATES. A transfer of ownership of a contract, the designation of an annuitant, payee or other beneficiary who is not also an owner, the selection of certain annuity dates, the exchange of a contract, or the receipt of a contract in an exchange may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise.

QUALIFIED CONTRACTS

The contract is designed for use with certain retirement plans that qualify for Federal tax benefits. The tax rules applicable to participants and beneficiaries in these retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the contracts. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract under applicable Federal and state tax laws and ERISA.

The sale of a contract for use with an IRA may be subject to special disclosure requirements of the IRS. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. A contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.

The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the Annual Step-Up death benefit provision in the contract comports with IRA qualification requirements. The Code provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance. The contract provides a death benefit that may exceed the greater of purchase payments or account value. If this death benefit is determined by the IRS as providing life insurance, the contract may not qualify as an IRA (including a Roth IRA). You should consult your tax adviser regarding this benefit prior to purchasing a contract.

(i)      PLAN CONTRIBUTION LIMITS

Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the contract in any contract year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the annuitants for whom the contracts are purchased. The contributions to the contract and any increase in account value attributable to such contributions generally are not subject to taxation until payments from the contract are made to the annuitant or his/her beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the annuitant's income to the extent such purchase payments do not exceed certain statutory limitations. For more information about all the applicable limitations, you should obtain a copy of IRS Publication 571 on TSA PROGRAMS FOR EMPLOYEES OF PUBLIC SCHOOLS AND CERTAIN TAX EXEMPT ORGANIZATIONS. Any purchase payments attributable to permissible contributions under section 403(b) of the Code (and earnings thereon) are not taxable to the annuitant until amounts are distributed from the contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

The contract includes death benefits that in some cases may exceed the greater of the purchase payments or the account value. The death benefit you select could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). We currently do not permit the use of the contract in connection with 403(b)s except for rollovers.

IRAS, SEPS, SARSEPS AND SIMPLE IRAS

The maximum tax-deductible purchase payment which may be contributed each year to an IRA is the lesser of a specified annual amount or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax-deductible purchase payment which a taxpayer may make to a spousal IRA is a specified annual amount. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, the deductions are phased out and eventually eliminated depending on the taxpayer's adjusted gross income. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs, SARSEPs and SIMPLE IRAs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are limited. The maximum salary reduction contribution currently permitted to a SIMPLE IRA is a specified annual amount. In addition, an employer must make a matching or non-elective contribution to a SIMPLE IRA for the employee, unless certain exceptions apply. For more information concerning the contributions to IRAs, SEPs, SARSEPs and SIMPLE IRAs, you should obtain a copy of IRS Publication 590 on INDIVIDUAL RETIREMENT ACCOUNTS. For more information concerning contributions to SEPs, SARSEPs and SIMPLE IRAs, you should obtain a copy of IRS Publication 560 on RETIREMENT PLANS FOR SMALL BUSINESS. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of a "lump sum" distribution (as defined in the Code) from an eligible employer plan.

ROTH IRAS

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of a specified annual amount or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is the specified annual amount. Except in the case of a rollover or a transfer, no more than the specified annual amount, can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited depending on the taxpayer's modified adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this contract is assigned or transferred to any individual as a means to provide benefit payments.

The contract includes death benefits that in some cases may exceed the greater of the purchase payments or the account value. The death benefit you select could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax adviser.

(ii)     DISTRIBUTIONS FROM THE CONTRACT

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form, certain distributions of after-tax contributions, and hardship distributions. Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA governmental 457(b) Plan or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, SEPS, SARSEPS, SIMPLE IRAS AND ROTH IRAS

Payments made from the contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or SIMPLE IRA are taxable under section 72 of the Code as ordinary income, in the year of receipt. Any amount received upon withdrawal of all or part of the account value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (1) to distributions of excess contributions or deferrals; (2) to distributions made on account of the Annuitant's death, retirement, or disability or early retirement at or after age 55; (3) received as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and a "designated beneficiary;" or (4) when distribution is made pursuant to a qualified domestic relations order. Other tax penalties may apply to certain distributions from a qualified contract. If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (3) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the fist year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item
(3) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2 , or (b) before the taxpayer reaches age 59 1/2. In the case of IRAs, SEPs, SARSEPs and SIMPLE IRAs, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply. Additional exceptions may apply in specified situations. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Except under a Roth IRA, if the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the beneficiary. If the annuitant's spouse is the beneficiary, distributions need not begin until the annuitant would have reached age 70 1/2. If the annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

For TSA Plans, elective contributions to the contract made after December 31, 1988, and any increases in account value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988, may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the account value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax-free treatment under section 403(b) of the Code may be made.

For a SIMPLE IRA, the 10% penalty tax described above is increased to 25% with respect to withdrawals made during the first two years of participation.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions generally must commence by the "required beginning date." The required beginning date for IRAs and 5% owners is April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. The required beginning date otherwise is April 1 of the calendar year following the later of the calendar year in which the annuitant attains age 70 1/2 or retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. We currently waive the withdrawal charge on distributions that are intended to satisfy required minimum distributions, calculated as if this contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the contract year. Rules regarding required minimum distributions apply to IRAs (including SEPs, SARSEPs and SIMPLE IRAs), Qualified Plans and TSA Plans. Roth IRAs under section 408A do not require distributions at any time prior to the owner's death. A penalty tax of up to 50% of the amount which should have been distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under the contracts or under the terms of the plans in respect of which the contracts are issued.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing discussion of the Federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of the current law, and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of a distribution. A competent tax adviser should be consulted for further information.

GENERAL

At the time the initial purchase payment is paid, a prospective owner must specify whether he or she is purchasing a non-qualified contract or a qualified contract. If the initial premium is derived from an exchange or withdrawal of another annuity contract, we may require that the prospective owner provide information with regard to the Federal income tax status of the previous annuity contract. We will require that persons purchase separate contracts if they desire to invest monies qualifying for different tax treatment under the Code. Each such separate contract would require the minimum initial purchase payment stated above. Additional purchase payments under a contract must qualify for the same Federal income tax treatment as the initial purchase payment under the contract; we will not accept an additional purchase payment under a contract if the Federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

7.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)      by making a withdrawal (either a partial or a complete withdrawal);

(2)      by electing to receive annuity payments; or

(3)      when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes (See "Federal Income Tax Status - Taxation of Annuities" and "Federal Income Tax Status - Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs, SIMPLE IRAs and Roth IRAs").

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

          o    less any applicable withdrawal charge,

          o    less any premium or other tax, and

          o    less any account fee.

Unless you instruct us otherwise, any partial withdrawal will be made prorata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio or fixed account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven
(7) days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA Plans. For a more complete explanation see "Federal Income Tax Status."

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

(1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(2)  trading on the New York Stock Exchange is restricted;

(3) an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios;

(4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.  PERFORMANCE

We periodically advertise subaccount performance relating to the various investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee or withdrawal charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges, account fee, withdrawal charge and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials, performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The SAI contains performance information. Future performance will vary and results shown are not necessarily representative of future results.

9.  DEATH BENEFIT

UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Annual Step-Up is the death benefit for your contract. The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

DEATH BENEFIT -- ANNUAL STEP-UP

The Annual Step-Up death benefit will be the greatest of:

(1)  the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)  the highest anniversary value, as defined below.

On the date we issue the contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

     o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date;" and

     o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to the investment risk. This risk is borne by the beneficiary.

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. We may also offer a payment option under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts.

There are comparable rules for distributions on the death of the annuitant under tax qualified plans. As noted, we may offer a payment option under which your beneficiary may receive payments over a period not extending beyond her or her life expectancy under a method of distribution similar to the distribution of required minimum distributions from IRAs. For tax qualified plans, if this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract, but certain other contract provisions and programs will not be available. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. Moreover, if the beneficiary under a tax qualified contract is the annuitant's spouse, the tax laws also generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death). See "Federal Income Tax Status - Qualified Plans."

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60-day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION. If the beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election.

10.  OTHER INFORMATION

FIRST METLIFE INVESTORS

First MetLife Investors was organized under the laws of the State of New York on December 31, 1992. On June 1, 1995, a wholly owned subsidiary of General American Life Insurance Company purchased First MetLife Investors which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of First MetLife Investors. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. First MetLife Investors is licensed to do business only in the State of New York.

THE SEPARATE ACCOUNT

We have established a SEPARATE ACCOUNT, First MetLife Investors Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in First MetLife Investors' name on behalf of the Separate Account and legally belong to First MetLife Investors. The Separate Account is subject to the laws of the State of New York. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business First MetLife Investors may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts First MetLife Investors may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660, acts as the distributor of the contracts. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 7.0% of purchase payments. Under certain circumstances, we may pay annual trail commissions up to .40% of account value (less an purchase payments received within the previous 12 months). Sometimes, we may enter into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commissions.

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

     Requests for service may be made:

               o    Through your registered representative

               o By telephone at 1-800-343-8496 between the hours of 7:30 AM and 5:30PM Central Time, Monday through Thursday and 7:30AM and 5:00 PM Central Time on Friday

               o    In writing to our Annuity Service Center

               o    By fax at (515) 457-4400.

All other requests must be in written form, satisfactory to us.

We do not currently offer Internet transactions capability to owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax or other means are genuine. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to the Annuity Service Center.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can generally be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The annuitant and the owner do not have to be the same person except as required under certain sections of the Internal Revenue Code.

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

Our consolidated financial statements and the financial statements of the Separate Account have been included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

   Company
   Experts
   Custodian
   Legal Matters
   Distribution
   Calculation of Performance Information
   Annuity Provisions
   Financial Statements

APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AIM VARIABLE INSURANCE FUND (SERIES 2)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:

AIM V.I. CAPITAL APPRECIATION FUND

INVESTMENT OBJECTIVE:  The Fund's investment objective is growth of capital.

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: The Fund's investment objective is to achieve long-term growth of capital.

AIM V.I. PREMIER EQUITY FUND

INVESTMENT OBJECTIVE: The Fund's investment objective is to achieve long-term growth of capital. Income is a secondary objective.

ALLIANCE VARIALE PRODUCTS SERIES FUND, INC. (CLASS B)

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

PREMIER GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio's investment objective is growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of U.S. companies. Normally, the Portfolio invests in about 40-60 companies, with the 25 most highly regarded of these companies usually constituting approximately 70% of the Portfolio's net assets.

ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio's investment objective is total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

ALLIANCEBERNSTEIN VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio's investment objective is growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively large market capitalizations that Alliance believes are undervalued.

ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio's investment objective is growth of capital by investing primarily in a diversified portfolio of equity securities of companies with small market capitalizations.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a registered open-end management investment company with multiple portfolios. American Century Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

VP INCOME & GROWTH FUND

INVESTMENT OBJECTIVE: The Fund seeks capital growth by investing in common stocks. Income is a secondary objective.

VP INTERNATIONAL FUND

INVESTMENT OBJECTIVE:  The Fund seeks capital growth.

VP VALUE FUND

INVESTMENT OBJECTIVE: The Fund seeks long-term capital growth by investing primarily in common stocks. Income is a secondary objective.

DREYFUS STOCK INDEX FUND (SERVICE SHARES)

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

INVESTMENT OBJECTIVE: The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the Fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)

The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. Fayez Sarofim & Co. serves as sub-investment adviser to the Appreciation Portfolio, and provides day-to-day management. The following portfolios are available under the contract:

DREYFUS VIF - APPRECIATION PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth.

DREYFUS VIF - DISCIPLINED STOCK PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500). To pursue this goal, the Portfolio invests in a blended portfolio of growth and value stocks chosen through a disciplined investment process. Consistency of returns and stability of the Portfolio's share price compared to the S&P 500 are primary goals of the process.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)

Fidelity Variable Insurance Products Fund is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager and FMR Co., Inc. is the subsadviser for the fund. The following Service Class 2 portfolios are available under the contract:

VIP HIGH INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The High Income Portfolio seeks a high level of current income while also considering growth of capital.

VIP GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Growth Portfolio seeks to achieve capital appreciation.

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 24 separate series (the Fund or Funds). Each fund has two classes of shares: Class 1 and Class 2. The portfolios available in connection with your contract are Class 2 shares. Franklin Advisers, Inc. is the investment adviser for the Franklin Large Cap Growth Securities Fund and the Templeton Global Income Securities Fund; Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund; Templeton Investment Counsel, LLC is the investment adviser for the Templeton International Securities Fund; Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund; and Franklin Mutual Advisers, LLC is the investment adviser for the Mutual Shares Securities Fund. The following portfolios are available under the contract:

FRANKLIN SMALL CAP FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its total assets in investments of small capitalization (small cap) companies.

FRANKLIN LARGE CAP GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS: The Franklin Large Cap Growth Securities Fund seeks capital appreciation. Under normal market conditions, the fund will invest at least 80% of its total assets in investment of large capitalization companies.

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its net assets in emerging market investments. Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive significant revenue from goods, services, or sales produced, or have their principal activities or significant assets in emerging market conditions.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS: The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in the investments of issuers located outside the U.S., including those in emerging markets.

MUTUAL SHARES SECURITIES FUND

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS: The Fund's principal goal is capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following portfolio is available under the contract:

INVESCO VIF - DYNAMICS FUND

INVESTMENT OBJECTIVE: The Fund seeks to make your investment grow. It is actively managed. Because its strategy includes many short-term factors - including current information about a company, investor interest, price movements of a company's securities and general market and monetary conditions - securities in its portfolio usually are bought and sold relatively frequently. The Fund invests in a variety of securities that the adviser believes present opportunities for capital growth - primarily common stock of mid-sized companies
- those with market capos between $2 billion and $15 billion at the time of purchase but also other types of securities including convertible securities and bonds.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged subadvisors to provide investment advice for the individual investment portfolios. The following Class B portfolios are available under the contract:

MET/AIM  MID CAP CORE EQUITY PORTFOLIO

INVESTMENT OBJECTIVE: The Met/AIM Mid Cap Core Equity Portfolio seeks long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

JANUS AGGRESSIVE GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

J.P. MORGAN ENHANCED INDEX PORTFOLIO

INVESTMENT OBJECTIVE: The J.P. Morgan Enhanced Index Portfolio seeks to provide long-term growth of capital and income.

J.P. MORGAN INTERNATIONAL EQUITY PORTFOLIO

INVESTMENT OBJECTIVE: The J.P. Morgan International Equity Portfolio seeks to provide a high total return from a portfolio of equity securities of foreign corporations.

J.P. MORGAN QUALITY BOND PORTFOLIO

INVESTMENT OBJECTIVE: The J.P. Morgan Quality Bond Portfolio seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity.

J.P. MORGAN SELECT EQUITY PORTFOLIO

INVESTMENT OBJECTIVE: The J.P. Morgan Select Equity Portfolio seeks to provide long-term growth of capital and income.

J.P. MORGAN SMALL CAP STOCK PORTFOLIO

INVESTMENT OBJECTIVE: The J.P. Morgan Small Cap Stock Portfolio seeks to provide a high total return from a portfolio of equity securities of small companies.

LORD ABBETT BOND DEBENTURE PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT DEVELOPING GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Developing Growth Portfolio seeks long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Growth Opportunities Portfolio seeks capital appreciation. LORD ABBETT MID-CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS RESEARCH INTERNATIONAL PORTFOLIO

INVESTMENT OBJECTIVE: The MFS Research International Portfolio seeks capital appreciation.

MFS MID CAP GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The MFS Mid Cap Growth Portfolio seeks long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INNOVATION PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO TOTAL RETURN PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO MONEY MARKET PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity. [AN INVESTMENT IN THE PORTFOLIO IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.]

MET/PUTNAM RESEARCH PORTFOLIO

INVESTMENT OBJECTIVE: The Met/Putnam Research Portfolio seeks capital appreciation.

STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO

INVESTMENT OBJECTIVE: The State Street Research Concentrated International Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors and MetLife Investors USA, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following portfolios is available under the contract:

METLIFE STOCK INDEX PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)

MFS Variable Insurance Trust is a mutual fund with multiple portfolios. Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

MFS EMERGING GROWTH SERIES

INVESTMENT OBJECTIVE: The Series' investment objective is long-term growth of capital. The Series invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities of emerging growth companies.

MFS STRATEGIC INCOME SERIES (FORMERLY KNOWN AS MFS (TM) GLOBAL GOVERNMENT
SERIES)

INVESTMENT OBJECTIVE: The Series' investment objective is to seek income and capital appreciation.

MFS INVESTORS TRUST SERIES

INVESTMENT OBJECTIVE: The Series' investment objective is to seek mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

MFS HIGH INCOME SERIES

INVESTMENT OBJECTIVE: The Series' investment objective is to provide high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. The Series invests, under normal market conditions, at least 80% of its net assets in high yield fixed income securities which generally are lower rated bonds commonly known as junk bonds. Junk bonds are subject to a substantially higher degree of risk than higher rated bonds.

MFS RESEARCH SERIES

INVESTMENT OBJECTIVE: The Series' investment objective is long-term growth of capital and future income. The Series invests, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

MFS NEW DISCOVERY SERIES

INVESTMENT OBJECTIVE: The Series investment objective is capital appreciation. The Series invests, under normal market conditions, at least 65% of its net assets in equity securities of emerging growth companies.

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired subadvisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

CAPITAL GUARDIAN U.S. EQUITY SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the Capital Guardian U.S. Equity Series is long term growth of capital.

DAVIS VENTURE VALUE SERIES (CLASS E)

INVESTMENT OBJECTIVE: The investment objective of the Davis Venture Value Series is growth of capital.

HARRIS OAKMARK FOCUSED VALUE SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the Harris Oakmark Focused Value Series is long-term capital appreciation.

JENNISON GROWTH SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the Jennison Growth Series is long-term growth of capital.

MFS INVESTORS TRUST SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the MFS Investors Trust Series is growth of capital with a secondary objective to seek reasonable current income.

MFS TOTAL RETURN SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the MFS Total Return Series is a favorable total return through investment in a diversified portfolio.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The Administrative Class of the following portfolios is available under the contract:

PIMCO HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: The High Yield Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The High Yield Portfolio invests under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities rated at least B by Moody's or S&P, or, if unrated, determined by the adviser to be of comparable quality.

PIMCO LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Low Duration Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying securities.

PIMCO STOCKPLUS GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The StockPLUS Growth and Income Portfolio seeks to achieve a total return which exceeds the total return performance of the S&P 500. The StockPLUS Growth and Income Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments.

PIMCO TOTAL RETURN PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Total Return Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

PUTNAM VARIABLE TRUST (CLASS B)

Putnam Variable Trust is a mutual fund with multiplying portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND (CLASS IB SHARES)

INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income. The Fund seeks its goals by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.

PUTNAM VT INTERNATIONAL GROWTH FUND (CLASS IB SHARES)

INVESTMENT OBJECTIVE: The Fund seeks capital appreciation. The Fund seeks its goal by investing mainly in common stocks of companies outside the United States.

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND (CLASS IB SHARES)

INVESTMENT OBJECTIVE: The Fund seeks long-term capital appreciation. The Fund seeks it goal by investing mainly in common stocks of companies outside the United States with a focus on growth stocks.

PUTNAM VT NEW VALUE FUND (CLASS IB SHARES)

INVESTMENT OBJECTIVE: The Fund seeks long-term capital appreciation. The Fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on value stocks.

PUTNAM VT VISTA FUND (CLASS IB SHARES)

INVESTMENT OBJECTIVE: The Fund seeks capital appreciation. The Fund seeks its goal mainly by investing in common stocks of U.S. companies with a focus on growth stocks.

SCUDDER VARIABLE SERIES I (FORMERLY, SCUDDER VARIABLE LIFE INVESTMENT FUND)

Scudder Variable Series I is a mutual fund with multiple portfolios. Deutsche Investment Management Americas, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:

INTERNATIONAL PORTFOLIO

INVESTMENT OBJECTIVE: The International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

APPENDIX B

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

To order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.

                                                                                          Account Values
                                                                             ------------------------------------------
   Beginning of      Amount Allocated      Actual EDCA           EDCA            1st Payment           2nd Payment
      Month              to EDCA            Transfer        Account Value           Bucket               Bucket
------------------- ------------------- ------------------ ----------------- --------------------- --------------------
      1                          12000          2000                10000            10000
      2                                         2000                 8095             8095
      3                                         2000                 6172             6172
      4                           6000          3000                 9230             3230                  6000
      5                                         3000                 6309              261                  6048
      6                                         3000                 3359                0                  3359
      7                                         3000                  386                0                   386
      8                                          389                    0                0                     0
      9                                            0                    0                0                     0
     10                                            0                    0                0                     0
     11                                            0                    0                0                     0
     12                                            0                    0                0                     0
     13                                            0                    0                0                     0
     14                                            0                    0                0                     0
     15                                            0                    0                0                     0

12-MONTH EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12)- EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.

                                                                                           Account Values
                                                                                --------------------------------------
      Beg of          Amount Allocated      Actual EDCA            EDCA            1st Payment        2nd Payment
       Month              to EDCA             Transfer         Account Value         Bucket              Bucket
-------------------- ------------------- ------------------- ------------------ ------------------ -------------------
          1                  24000                2000               22000             22000
          2                                       2000               20209             20209
          3                                       2000               18401             18401
          4                                       2000               16575             16575
          5                                       2000               14732             14732
          6                  12000                3000               23872             11872                12000
          7                                       3000               21801              8985                12096
          8                                       3000               18262              6070                12192
          9                                       3000                5417              3128                12289
         10                                       3000               12545               157                12387
         11                                       3000                9645                 0                 9645
         12                                       3000                6722                 0                 6722
         13                                       3000                3776                 0                 3776
         14                                       3000                 806                 0                  806
         15                                        812                   0                 0                    0


                                     PART B










                       STATEMENT OF ADDITIONAL INFORMATION

                  INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                    FIRST METLIFE INVESTORS INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ____ __, 2002, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE US
AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366 (800) 343-8496.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _______, 2002.

                                TABLE OF CONTENTS

                                                                            PAGE


COMPANY                                                                        1

EXPERTS                                                                        1

CUSTODIAN                                                                      2

LEGAL MATTERS                                                                  2

DISTRIBUTION                                                                   2

         Reduction or Elimination of the Withdrawal Charge                     2

CALCULATION OF PERFORMANCE INFORMATION                                         3

         Total Return                                                          3
         Performance Information                                               4

PART I - SEPARATE ACCOUNT PERFORMANCE                                          4

PART 2 - HISTORICAL FUND PERFORMANCE                                           8

         Historical Unit Values                                               13
         Reporting Agencies                                                   13

ANNUITY PROVISIONS                                                            13

         Variable Annuity                                                     13
         Fixed Annuity                                                        15
         Mortality and Expense Guarantee                                      15
         Regulatory Restrictions on Transactions                              15

FINANCIAL STATEMENTS                                                          15

                                     COMPANY

First MetLife Investors Insurance Company (First MetLife Investors or the Company) was organized under the laws of the State of New York on December 31, 1992. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First MetLife Investors which on that date changed its name to First Cova Financial Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of First MetLife Investors. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. First MetLife Investors is presently licensed to do business only in the State of New York.

                                     EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2001 and 2000 (prepared in accordance with accounting principles generally accepted in the United States of America), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Company as of and for the years ended December 31, 2001 and 2000 (prepared in accordance with the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - Version effective January 1, 2001 as adapted by the Insurance Department of the State of New York), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that indicated that the financial statements were prepared in accordance with the basis of accounting described above, which differ from and are not in accordance with accounting principles generally accepted in the United States of America), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts of the Separate Account as of December 31, 2001, and for each of the periods in the two years then ended (prepared in accordance with accounting principles generally accepted in the United States of America) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is One City Centre, St. Louis, Missouri 63101.

The statutory financial statements of the Company as of December 31, 1999 and 1998, and for each of the years in the three year period ended December 31, 1999 included in this Statement of Additional Information, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.

                                    CUSTODIAN

First MetLife Investors Insurance Company, 120 Broadway, New York, NY 10271 is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP, Washington, DC has provided advice on certain matters relating to the federal securities laws in connection with the contracts.

                                  DISTRIBUTION

MetLife Investors Distribution Company acts as the distributor. MetLife Investors Distribution Company is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after considering the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.

The sales charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account Product Charges, the expenses for the underlying investment portfolio being advertised and any applicable account fee and withdrawal charge. Premium taxes are not reflected.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


           P (1 + T)N = ERV

Where:

     P =          a hypothetical initial payment of $1,000

     T =          average annual total return

     n =          number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any account fee or withdrawal charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

The contracts are new and therefore have no performance history. However, the Separate Account and certain portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Separate Account and the portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the Separate Account and the portfolios and is for the periods shown.

Future performance of the investment portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for an investment portfolio is calculated for a specified period of time by assuming an initial purchase payment of $1,000 allocated to the investment portfolio. There are performance figures for the accumulation units that reflect the Separate Account Product Charges as well as the investment portfolio expenses. There are also performance figures for the accumulation units that reflect the Separate Account Product Charge, the account fee, the portfolio expenses, and assume you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial purchase payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.

Note: The figures below present investment performance information for the periods ended December 31, 2001. While these numbers represent the returns as of that date, they do not represent performance information of the portfolios since that date. Performance information for the periods after December 31, 2001, may differ from the numbers shown below.

                      PART 1 - SEPARATE ACCOUNT PERFORMANCE

Shown below is the average annual total return of the separate account corresponding to each investment portfolio since the portfolio was first made available in the separate account. Also shown (when available) is adjusted historical investment portfolio average annual total return prior to the portfolio's availability in the separate account, derived from the performance of each investment portfolio adjusted to reflect charges as noted below. This adjusted historical investment portfolio average annual return is denoted by an asterisk (*).

In the chart below:

o Column A presents performance figures for the accumulation units which reflect the Separate Account Product Charge (including the account fee), the fees and expenses of each portfolio, and assumes you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

o Column B presents performance figures for the accumulation units which reflect the Separate Account Product Charge, and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2001:

                                                             COLUMN A                   COLUMN B
                                                                                (reflects separate account
                                                        (reflects all charges       product charges and
                                             SEPARATE   and portfolio expenses)     portfolio expenses)
                                              ACCOUNT  ------------------------- -------------------------
                                             INCEPTION                 10 YEARS                  10 YEARS
                                              DATE IN                  OR SINCE                  OR SINCE
       PORTFOLIO                             PORTFOLIO 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AIM VARIABLE INSURANCE FUNDS (SERIES 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. Capital Appreciation Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. International Growth Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. Premier Equity Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
(CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Premier Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Real Estate Investment
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Value Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Small Cap Value Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VP Income & Growth Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VP International Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VP Value Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
DREYFUS STOCK INDEX FUND (SERVICE SHARES)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
DREYFUS VARIABLE INVESTMENT FUND (SERVICE SHARES)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Dreyfus VIF - Capital Appreciation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Dreyfus VIF - Disciplined Stock Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
(SERVICE CLASS 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VIP High Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VIP Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
VIP Equity-Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT
TRUST (SERIES 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Franklin Small Cap Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Franklin Large Cap Growth Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Templeton Developing Markets Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Templeton Foreign Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Mutual Shares   Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
INVESCO VARIABLE INVESTMENT FUNDS, INC.
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
INVESCO VIP - Dynamics Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------


                                       5


                                                             COLUMN A                   COLUMN B
                                                                                (reflects separate account
                                                        (reflects all charges       product charges and
                                             SEPARATE   and portfolio expenses)     portfolio expenses)
                                              ACCOUNT  ------------------------- -------------------------
                                             INCEPTION                 10 YEARS                  10 YEARS
                                              DATE IN                  OR SINCE                  OR SINCE
       PORTFOLIO                             PORTFOLIO 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MET INVESTORS SERIES TRUST (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Mid Cap Core Equity Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Small Cap Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Janus Aggressive Enhanced Index Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Enhanced Index Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan International Equity Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Quality Bond Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Select Equity Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Small Cap Stock Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Bond Debenture Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Developing Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth and Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth Opportunities Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Mid-Cap Value Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Research International Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Mid Cap Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Oppenheimer Capital Appreciation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Innovation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Money Market Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/Putnam Research Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
State Street Research Concentrated
International Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Third Avenue Small Cap Value Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
METROPOLITAN SERIES FUND, INC. (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MetLife Stock Index Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Emerging Growth Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Investors Trust Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS High Income Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Research Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS New Discovery Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Strategic Income Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
NEW ENGLAND ZENITH FUND
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Capital Guardian U.S. Equity Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Davis Venture Value Series (Class E)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Harris Oakmark Focused Value Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Jennison Growth Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Total Return Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Investors Trust Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------


                                       6


                                                             COLUMN A                   COLUMN B
                                                                                (reflects separate account
                                                        (reflects all charges       product charges and
                                             SEPARATE   and portfolio expenses)     portfolio expenses)
                                              ACCOUNT  ------------------------- -------------------------
                                             INCEPTION                 10 YEARS                  10 YEARS
                                              DATE IN                  OR SINCE                  OR SINCE
       PORTFOLIO                             PORTFOLIO 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO High Yield Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Low Duration Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO StocksPLUS Growth and Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PUTNAM VARIABLE TRUST (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT Growth and Income Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT International Growth Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT International New Opportunities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT New Value Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT Vista Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
SCUDDER VARIABLE SERIES I (CLASS B) (FORMERLY,
SCUDDER VARIABLE LIFE INVESTMENT FUND)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
International Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------


The performance shown reflects deductions of applicable 12b-1 fees from the dates the fees first began. Performance prior to those dates do not reflect such deductions, and returns reported would have been lower if the 12b-1 fees had been deducted. Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund, --12b-1 fee stated April 10, 2001; Fidelity Variable Insurance Products Fund - 12b-1 fees started January 3, 2000; Franklin Variable Insurance Products Trust - 12b-1 fees started January 6, 1999 (May 1, 1997 for Templeton Developing Markets Securities and Templeton International Securities Funds); MFS Variable Insurance Trust - performance of Service Class is blended with prior performance of Initial Class shares; Putnam Variable Trust - 12b-1 fees increased from .15% to ..25% on December 31, 2001.

                      PART 2 - HISTORICAL FUND PERFORMANCE

The contracts are new and therefore have no performance history. However, certain investment portfolios have been in existence for some time and have an investment history. To show how the historical performance of the investment portfolios affects the contract's accumulation unit values, the following performance information was developed.

The information is based upon the historical experience of the investment portfolios and is for the periods shown. The charts below show the investment performance of the investment portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the investment portfolios for the same periods.

In the chart below:

     o The performance figures in Column A reflect the fees and expenses paid by each investment portfolio.

     o Column B presents performance figures for the accumulation units that reflect the Separate Account Product Charge (including the account fee), and the fees and expenses of each investment portfolio, and assumes you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

     o Column C presents performance figures for the accumulation units that reflect the Separate Account Product Charge and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2001:

                                                                COLUMN A                COLUMN B                  COLUMN C
                                                                                       (reflects              (reflects separate
                                                                                       all charges          account product charges
                                                          PORTFOLIO PERFORMANCE   and portfolio expenses)   and portfolio expenses)
                                                       ------------------------- ------------------------- -------------------------
                                             PORTFOLIO                 10 YEARS                  10 YEARS                  10 YEARS
                                             INCEPTION                 OR SINCE                  OR SINCE                  OR SINCE
       PORTFOLIO                             DATE      1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AIM VARIABLE INSURANCE FUNDS
(SERIES 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. Capital Appreciation
Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. International Growth
Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AIM V.I. Premier Equity Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
ALLIANCE VARIABLE PRODUCTS
SERIES FUND, INC. (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Premier Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Real Estate
Investment Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Value
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AllianceBernstein Small Cap
Value Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VP Income & Growth Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VP International Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VP Value Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
DREYFUS STOCK INDEX FUND
(SERVICE SHARES)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
DREYFUS VARIABLE INVESTMENT
FUND (SERVICE SHARES)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Dreyfus VIF - Capital
Appreciation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Dreyfus VIF - Disciplined
Stock Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
FIDELITY VARIABLE INSURANCE
PRODUCTS FUND (SERVICE CLASS 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VIP High Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VIP Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
VIP Equity-Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

                                       9


                                                                COLUMN A                COLUMN B                  COLUMN C
                                                                                       (reflects              (reflects separate
                                                                                       all charges          account product charges
                                                          PORTFOLIO PERFORMANCE   and portfolio expenses)   and portfolio expenses)
                                                       ------------------------- ------------------------- -------------------------
                                             PORTFOLIO                 10 YEARS                  10 YEARS                  10 YEARS
                                             INCEPTION                 OR SINCE                  OR SINCE                  OR SINCE
       PORTFOLIO                             DATE      1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCT TRUST
(SERIES 2)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Franklin Small Cap Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Franklin Large Cap Growth
Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Templeton Developing Markets
Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Templeton Foreign Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Mutual Shares Securities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
INVESCO VARIABLE INVESTMENT
FUNDS, INC.
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
INVESCO VIP - Dynamics Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MET INVESTORS SERIES TRUST
(CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Mid Cap Core Equity
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Small Cap Growth
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Janus Aggressive Enhanced
Index Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Enhanced Index
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan International
Equity Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Quality Bond
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Select Equity
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
J.P. Morgan Small Cap Stock
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Bond Debenture
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Developing Growth
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth and Income
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth
Opportunities Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Mid-Cap Value
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------


                                       10


                                                                COLUMN A                COLUMN B                  COLUMN C
                                                                                       (reflects              (reflects separate
                                                                                       all charges          account product charges
                                                          PORTFOLIO PERFORMANCE   and portfolio expenses)   and portfolio expenses)
                                                       ------------------------- ------------------------- -------------------------
                                             PORTFOLIO                 10 YEARS                  10 YEARS                  10 YEARS
                                             INCEPTION                 OR SINCE                  OR SINCE                  OR SINCE
       PORTFOLIO                             DATE      1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Research International
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Mid Cap Growth Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Oppenheimer Capital
Appreciation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Innovation Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Money Market Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/Putnam Research Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
State Street Research
Concentrated International
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Third Avenue Small Cap Value
Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
METROPOLITAN SERIES FUND, INC.
(CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MetLife Stock Index Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS VARIABLE INSURANCE TRUST
(SERVICE CLASS)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Emerging Growth Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Investors Trust Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS High Income Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Research Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS New Discovery Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Strategic Income Series
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
NEW ENGLAND ZENITH FUND
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Capital Guardian U.S. Equity
Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Davis Venture Value Series (Class E)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Harris Oakmark Focused Value
Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Jennison Growth Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Total Return Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Investors Trust Series (Class B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

                                       11


                                                                COLUMN A                COLUMN B                  COLUMN C
                                                                                       (reflects              (reflects separate
                                                                                       all charges          account product charges
                                                          PORTFOLIO PERFORMANCE   and portfolio expenses)   and portfolio expenses)
                                                       ------------------------- ------------------------- -------------------------
                                             PORTFOLIO                 10 YEARS                  10 YEARS                  10 YEARS
                                             INCEPTION                 OR SINCE                  OR SINCE                  OR SINCE
       PORTFOLIO                             DATE      1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO High Yield Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Low Duration Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO StocksPLUS Growth and
Income Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PUTNAM VARIABLE TRUST (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT Growth and Income Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT International Growth Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT International New
Opportunities Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT New Value Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Putnam VT Vista Fund
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
SCUDDER VARIABLE SERIES I
(CLASS B) (FORMERLY, SCUDDER
VARIABLE LIFE INVESTMENT FUND)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
International Portfolio
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------


The performance shown reflects deductions of applicable 12b-1 fees from the dates the fees first began. Performance prior to those dates do not reflect such deductions, and returns reported would have been lower if the 12b-1 fees had been deducted. Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund, -12b-1 fee started April 10, 2001; Fidelity Variable Insurance Products Fund - 12b-1 fees started January 12, 2000; Franklin Variable Insurance Products Trust
- 12b-1 fees started January 6, 1999 (May 1, 1997 for Templeton Developing Markets Securities and Templeton International Securities Funds); MFS Variable Insurance Trust - performance of Service Class is blended with prior performance of Initial Class shares; Putnam Variable Trust - 12b-1 fees increased from .15% to .25% on December 31, 2001.

HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                               ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.

The Adjusted Contract Value (contract value, less any applicable premium taxes and account fee) will be applied to the applicable Annuity Table to determine the first annuity payment. The adjusted contract value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

The dollar amount of variable annuity payments after the first payment is determined as follows:

1. dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.

The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.

(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.

(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is     (i)      the net asset value per share of the portfolio at the end of the current business day; plus

         (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is     (i)      the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

         (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

     o   You may not make a transfer from the fixed account to the Separate
         Account;

     o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

     o You may make a transfer from the Separate Account to the fixed account. The amount transferred to the fixed account from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed account will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.

FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The fixed account value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.

REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contract.

                                     PART C
                                OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.       Financial Statements
         --------------------

         The financial statements of the Separate Account and the Company will be filed by amendment.

b.       Exhibits
         --------

         1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account. *

         2.       Not Applicable.

         3.       Principal Underwriter's Agreement.+

         4.       (i)      Individual Flexible Purchase Payment Deferred
                           Variable Annuity Contract.

                  (ii)     Fixed Account Rider.

                  (iii)    Enhanced Dollar Cost Averaging Rider.

                  (iv)     Three Month Market Entry Rider.

                  (v)      Death Benefit Rider - (Annual Step-Up).

                  (vi) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider.

                  (vii)    Waiver of Withdrawal Charge for Terminal Illness
                           Rider.

                  (viii)   Individual Retirement Annuity Endorsement.

                  (ix)     Roth Individual Retirement Annuity Endorsement.

                  (x)      401 Plan Endorsement.

                  (xi)     Tax Sheltered Annuity Endorsement.

                  (xii)    Unisex Annuity Rates Rider.

                  (xiii)   Simple Individual Retirement Annuity Endorsement.

         5.       Variable Annuity Application - (to be filed by amendment).

         6.       (i)      Copy of Articles of Incorporation of the Company.*
                  (ii)     Copy of the Bylaws of the Company.*

         7.       Not Applicable.

         8.       Participation Agreements - (to be filed by amendment).

         9. Opinion and Consent of Richard C. Pearson, Esq. (to be filed by amendment).

         10.      (i)      Consents of Deloitte & Touche LLP (to be filed by
                           amendment).
                  (ii)     Consent of KPMG LLP (to be filed by amendment).
                  (iii)    Consent of Sutherland Asbill & Brennan LLP (to be
                           filed by amendment).

         11.      Not Applicable.

         12.      Not Applicable.

         13. Calculation of Performance Information - to be filed by amendment.

         14.      Company Organizational Chart.

                  * incorporated by reference to Registrant's Post-Effective Amendment No. 4 (File Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

                  ** incorporated by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 033-74174) as electronically filed on May 14, 1996.

                  + incorporated by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File Nos. 033-74174) as electronically filed on May 1, 2001.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                          Positions and Offices
 Business Address                           with Depositor
----------------------                      ----------------------

Norse N. Blazzard                           Director
4401 West Tradewinds Avenue
Suite 207
Lauderdale by the Sea, FL  33308

Francis A. Goodhue, III                     Director
Morgan Guaranty
345 Park Avenue
New York, NY  10017

Richard A. Hemmings                         Director
Lord, Bissell & Brook
115 S. LaSalle Street
Chicago, IL  60603

Brian A. Kroll                              Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Thomas A. Price                             Director
Bank of New York
1 Wall Street
New York, NY  10286

Elizabeth M. Forget                         Director
One Madison Avenue
New York, NY  10010

Kenneth Jaffe                               Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Michael K. Farrell                          President and Chief Executive
22 Corporate Plaza Drive                    Officer
Newport Beach, CA  92660

James P. Bossert                            Executive Vice President, Chief
22 Corporate Plaza Drive                    Financial Officer
Newport Beach, CA  92660

Richard C. Pearson                          Senior Vice President, General
22 Corporate Plaza Drive                    Counsel, Secretary and Director
Newport Beach, CA  92660

Constance Doern                             Senior Vice President
4700 Westown Parkway
West Des Moines, IA  50266

Cheryl J. Finney                            Senior Vice President, Associate
22 Corporate Plaza Drive                    General Counsel, Chief Compliance
Newport Beach, CA  92660                    Counsel and Assistant Secretary

Anthony Panarese                            Senior Vice President
4700 Westown Parkway
West Des Moines, IA  50266

Debora L. Buffington                        Vice President
22 Corporate Plaza Drive
Newport Beach, CA  92660

Louis M. Weisz                              Vice President, Appointed Actuary
501 Boylston Street
Boston, MA  02116

Anthony J. Williamson                       Treasurer
One Madison Avenue
New York, NY  10001


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart was filed as Exhibit 14 in Post-Effective Amendment No. 5 (File No. 033-74174) and is incorporated herein by reference.

ITEM 27.      NUMBER OF CONTRACT OWNERS

As of July 7, 2002, there were 0 qualified contract owners and 0 non-qualified contract owners.

ITEM 28.      INDEMNIFICATION

The Bylaws of the Company (Article VII, Section VII.1) provide that:

The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in the first two paragraphs of this Article VII, shall be entitled to indemnification as authorized in such paragraphs. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under such paragraphs shall be made by the Corporation, only if authorized in the specific case:

(1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director, officer or employee has met the standard of conduct set forth in the first two paragraphs of this Article VII, as the case may be or

(2) If such a quorum is not obtainable with due diligence or, even if obtainable, a quorum of disinterested directors so directs,

         (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in the first two paragraphs of this Article VII has been met by such director, officer or employee, or

         (b) By the shareholders upon a finding that the director, officer or employee has met the applicable standard of conduct set forth in such paragraphs.

Expenses, including attorneys' fees, incurred in defending a civil or criminal action or a proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding, if authorized in accordance with the preceding paragraph, subject to repayment to the Corporation in case the person receiving such advancement is ultimately found, under the procedure set forth in this Article VII, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the Corporation exceed the indemnification to which he or she is entitled.

Nothing herein shall affect the right of any person to be awarded indemnification or, during the pendency of litigation, an allowance of expenses, including attorneys' fees, by a court in accordance with the law.

If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

The Corporation shall have the power, in furtherance of the provisions of this
Article VII, to apply for, purchase and maintain insurance of the type and in such amounts as is or may hereafter be permitted by Section 726 of the Business Corporation Law.

No payment of indemnification, advancement or allowance under Sections 721 to 726, inclusive, of the Business Corporation Law shall be made unless a notice has been filed with the Superintendent of Insurance of the State of New York, not less than thirty days prior to such payment, specifying the persons to be paid, the amounts to be paid, the manner in which such payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.


ITEM 29.      PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

         Met Investors Series Trust
         MetLife Investors USA Separate Account A
         MetLife Investors Variable Annuity Account One
         MetLife Investors Variable Annuity Account Five
         MetLife Investors Variable Life Account One
         MetLife Investors Variable Life Account Five

     (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for each officer and director of MetLife Investors Distribution Company is 22 Corporate Plaza Drive, Newport Beach, CA 92660.

NAME AND PRINCIPAL                  POSITIONS AND OFFICES
 BUSINESS ADDRESS                     WITH UNDERWRITER
 ----------------                     ----------------

Charles M. Deuth                    Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Elizabeth M. Forget                 Executive Vice President and Director
One Madison Avenue
New York, NY  10010

Stephen E. Hinkhouse                Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Kenneth Jaffe                       Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Brian A. Kroll                      Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Richard C. Pearson                  Executive Vice President,
22 Corporate Plaza Drive            General Counsel, Secretary and Director
Newport Beach, CA 92660

Edward Wilson                       Executive Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul A. LaPiana                     Executive Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Brian J. Finneran                   Senior Vice President
One Madison Avenue
New York, NY 10010

Diana Keary                         Senior Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Cheryl J. Finney                    Senior Vice President,
22 Corporate Plaza Drive            Associate General Counsel, Chief
Newport Beach, CA 92660             Compliance Counsel and Assistant Secretary

Debora L. Buffington                Vice President, Director of Compliance
22 Corporate Plaza Drive
Newport Beach, CA 92660

James R. Fitzpatrick                Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul M. Kos                         Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

William H. Palmer                   Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Deron J. Richens                    Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul A. Smith                       Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paulina Vakouros                    Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Anthony J. Williamson               Treasurer
One Madison Avenue
New York, NY 10010

     (c)  Not Applicable.

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.      MANAGEMENT SERVICES

Not Applicable.

ITEM 32.      UNDERTAKINGS

         a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

         b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

         c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

         d. First MetLife Investors Insurance Company (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

         1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

         2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

         3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

         4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, First MetLife Investors Variable Annuity Account One, has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York on this 17th day of July, 2002.

                                   FIRST METLIFE INVESTORS VARIABLE ANNUITY
                                   ACCOUNT ONE
                                   (Registrant)

                                   By: FIRST METLIFE INVESTORS INSURANCE COMPANY




                                   By: /s/ Michael K. Farrell
                                       -----------------------------------------
                                       Michael K. Farrell
                                       President and Chief Executive Officer



                                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                                    (Depositor)



                                    By: /s/ Michael K. Farrell
                                        ----------------------------------------
                                        Michael K. Farrell
                                        President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael K. Farrell               Chief Executive Officer and President                     July 17, 2002
-----------------------------
Michael K. Farrell

/s/ James P. Bossert                 Executive Vice President and Chief Financial              July 17, 2002
-----------------------------        Officer (Principal Accounting Officer)
James P. Bossert

/s/ Norse N. Blazzard*               Director                                                  July 17, 2002
-----------------------------
Norse N. Blazzard

/s/ Francis A. Goodhue*              Director                                                  July 17, 2002
-----------------------------
Francis A. Goodhue, III

/s/ Richard A. Hemmings*             Director                                                  July 17, 2002
-----------------------------
Richard A. Hemmings

/s/ Brian A. Kroll*                  Director                                                  July 17, 2002
-----------------------------
Brian A. Kroll

/s/ Thomas A Price*                  Director                                                  July 17, 2002
-----------------------------
Thomas A. Price

/s/ Elizabeth M. Forget*             Director                                                  July 17, 2002
-----------------------------
Elizabeth M. Forget

/s/ Kenneth Jaffe*                   Director                                                  July 17, 2002
-----------------------------
Kenneth Jaffe

/s/ Richard C. Pearson               Director                                                  July 17, 2002
-----------------------------
Richard C. Pearson




                                      *By:  /s/ RICHARD C. PEARSON
                                            -----------------------------------
                                            Richard C. Pearson, Attorney-in-Fact

                                INDEX TO EXHIBITS

EX-99 B.4.(i)      Individual Flexible Purchase Payment Deferred Variable
                   Annuity Contract.

EX-99 B.4(ii)      Fixed Account Rider.

EX-99 B.4(iii)     Enhanced Dollar Cost Averaging Rider.

EX-99 B.4(iv)      Three Month Market Entry Rider.

EX-99 B.4(v)       Death Benefit Rider - (Annual Step-Up).

EX-99 B.4(vi)      Waiver of Withdrawal Charge for Nursing Home or Hospital
                   Confinement Rider.

EX-99 B.4(vii)     Waiver of Withdrawal Charge for Terminal Illness Rider.

EX-99 B.4(viii)    Individual Retirement Annuity Endorsement.

EX-99 B.4(ix)      Roth Individual Retirement Annuity Endorsement.

EX-99 B.4(x)       401 Plan Endorsement.

EX-99 B.4(xi)      Tax Sheltered Annuity Endorsement.

EX-99 B.4(xii)     Unisex Annuity Rates Rider.

EX-99 B.4(xiii)    Simple Individual Retirement Annuity Endorsement

EX-99 B.14         Company Organization Chart